KENNETH L. BETTS

PARTNER

214-453-6435

kbetts@winston.com

December 20, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	American Hospitality Properties Fund IV, Inc. Draft Offering Statement

Ladies and Gentlemen:

On behalf of American Hospitality Properties Fund IV, Inc., a Delaware corporation (the “Company”), we are submitting a draft Offering Statement on Form 1-A (the “Offering Statement”) to the staff of the Securities and Exchange Commission (“SEC”) for confidential nonpublic review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The Offering Statement submitted herewith relates to the offering of the Company’s notes.

We confirm to you that the Company has not previously sold any securities pursuant to a qualified statement under Regulation A or an effective registration statement under the Securities Act.

A formal filing of the Offering Statement will be made at a later date, which in no event will be later than 21 days before qualification of the Offering Statement.

If you have any question sin connection with this filing, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

KLB/vgb